Zentek Subsidiary Albany Graphite Corp. Simplifies Process
to Achieve Five Nines Purity

Guelph, ON - January 8, 2025, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property technology development and commercialization company is pleased to announce that its wholly owned subsidiary, Albany Graphite Corporation (AGC) has achieved a preliminary five-nines purity of 99.9991% directly from a larger Albany graphite deposit flotation concentrate sample utilizing an operational pilot-scale fluidized bed reactor (FBR).

Highlights

  Ultra-high purity "five nines" 99.9991 wt.% from a platinum crucible Loss on Ignition (LOI) analysis
  Purification was performed utilizing an existing pilot-scale FBR directly on a ~950 g sample of the Albany flotation concentrate (85% Total Graphitic Carbon (TGC)) with no intermediate hydrometallurgical steps
  Preliminary proof of concept electrothermal purification testing using an FBR yielded extremely low total impurities concentration of 9 ppm (LOI) against the generally accepted maximum of 500 ppm for most advanced battery applications
  Zentek will continue to test the material for suitability as an anode component for lithium-ion batteries and its potential use in nuclear industry applications
  The Company will continue to explore both production and processing of graphite to create a battery-ready anode active and cathode conductivity enhancement materials

Thermal Purification Testing - Fixed-Bed Furnace

Following Zentek's July 17, 2024, press release, AGC, in collaboration with its Canadian technology partners, has continued to develop a viable thermal purification process to produce a consistent ultra-high purity graphite material. A second sample of the homogenized bulk flotation concentrate produced by SGS Canada Inc. during the 2017 flotation pilot plant campaign was upgraded from approximately 85% TGC to over 96% TGC using a small pilot hydrometallurgical process with standard metallurgical equipment. A 100 g sample of the >96% TGC feed was then thermally purified in a fixed-bed furnace under the same conditions as before (2,700°C for five minutes in an argon atmosphere). A 10 g sample of the purified material was subsequently shipped to Eurofins EAG Laboratories for a full 72 element GDMS analysis. The concentrations of all elements above the detection limits (25 of the 72 total) were summed to yield the total concentration of the detectable impurity elements that remained in the purified sample at 11.61 ppm wt. or 0.00116% wt. yielding a purity of 99.99884 %wt. The boron concentration in the sample was 1.8 ppm wt.

Thermal Purification Testing - Fluidized Bed Reactor

More recently, Zentek contracted a highly reputable North American manufacturing company specializing in industrial graphite and carbon to explore the direct purification of Albany flotation concentrate (~85% TGC) using its proprietary continuous processing equipment. Zentek supplied a one kg sample of the homogenized bulk flotation concentrate which was characterized, aggregated into 3-D particles, and then run in a pilot-scale FBR. The feed material was thermally purified utilizing their proprietary process. A platinum crucible LOI analysis conducted at 950°C on a sample of the purified material indicated an ash content of 0.0009 wt.% corresponding to a purity of 99.9991 wt.%. Notably, the manufacturing company reported that the Albany material was easily purified to an ultra-high purity level without the use of chlorine gas or any other halogen gases that are commonly used for graphite purification when 5N nuclear purity levels need to be achieved.

Next Steps

The FBR purified material will be characterized and submitted to Eurofins EAG Laboratories for a full 72 element GDMS analysis to determine which impurities are present in the ultra-high purity sample.

The FBR purification process will be optimized for Albany graphite followed by a techno-economic analysis.

The material will continue to be evaluated for its suitability for both the lithium-ion battery and nuclear markets. This will require post processing of thermally purified graphite and its testing in battery cells, and against the specifications of commercially available nuclear industry graphite material.

With significant investment being made in the North American battery supply chain, and growing demand for finished anode material, the Company is exploring the production of a consistent ultra-high purity graphite product from the Albany deposit for the manufacture of a competitive battery-ready anode material.

The CEO of Zentek and Albany Graphite Corporation, Greg Fenton commented: "This is a significant and exciting step in the Albany project development. The purification of the Albany flotation concentrate directly to five-nines purity will simplify the purification flow sheet further by eliminating any intermediate hydrometallurgical upgrading steps."

Mr. Peter Wood, P.Eng., P.Geo., Vice President, Development of AGC, a "Qualified Person" under NI 43-101, has reviewed the technical information contained in this news release.

Overview of the Albany Graphite Project

The Albany Graphite Project, an igneous-hosted fluid-derived graphite deposit located in Claim Block 4F, comprised of 521 mining claims (461 single-cell claims and 60 boundary-cell claims) is at an advanced exploration stage. The project is located west of the communities of Constance Lake First Nation ("CLFN") and Hearst, Ontario, within 30 km of the Trans-Canada Highway, close to established infrastructure including roads, rail, power transmission lines, and a natural gas pipeline. Project environmental baseline studies were initiated in 2019.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™ is shown to have enhanced viral filtration efficiency for surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario

Zentek has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Tel: (306) 270-9610

Email: rshacklock@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.